UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 26, 2024

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

Tel: +44 737 680 9248

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Completion of Fundraising, Liability Management and other Transactions

As announced by Selina Hospitality PLC (the “Company”) via Reports on Form 6-K issued on December 4, 2023 and January 4, 2024 (the “Announcements”), the Company entered into an agreement in principle with a steering committee (the “Steering Committee”) comprised of noteholders holding approximately 26.0% of the outstanding indebtedness under the Indenture between the Company and Wilmington Trust, National Association, as trustee (“Trustee”), dated as of October 27, 2022 (the “Existing Indenture”), in respect of $147.5 million principal amount of 6.0% Convertible Senior Notes due 2026 (the “2026 Notes”), and Osprey Investments Limited (“Osprey Investments”), the investor under the strategic financing arrangements announced by the Company on June 27, 2023 (the “Original Osprey Investment Arrangements”), to restructure the 2026 Notes (the “Note Restructuring”) in a manner that would involve the Company exchanging the 2026 Notes held by each of the participating holders for warrants to acquire ordinary shares of the Company and new senior secured notes due 2029 (the “2029 Notes”) in conjunction with (i) Osprey Investments or its affiliate agreeing to purchase $28.0 million of ordinary shares of the Company at a price of $0.20 per share, converting some of its existing convertible debt into equity of the Company and having the option to invest up to $20.0 million in additional funds at a price of $0.10 per share together with the participating holders of the 2026 Notes (the “New Osprey Investment Arrangements”) and (ii) the Company seeking to raise an additional $20 million from investors (the “Incremental Fundraise”), all as described in the Announcements (the “Announced Transactions”).

Certain elements of the Announced Transactions are subject to approval by the Company’s shareholders at a general meeting to be convened by the Company to seek shareholder authority for the issuance of a sufficient number of new ordinary shares of the Company, on a non-pre-emptive basis, to give effect to the Transactions (the “Shareholder Approval”). The Company currently expects such general meeting to be convened by March 31, 2024 and to date, the participating holders of the 2026 Notes, Osprey Investment’s affiliate that entered into the New Osprey Investment Arrangements, Osprey International Limited (“Osprey”), and holders of approximately 37.5% of the number of outstanding ordinary shares of the Company just prior to the Closing have provided undertakings pursuant to which each such holder, among other things, has agreed that such holder will vote in favor of, or otherwise support, the Shareholder Approval.

The Company now announces that it has entered into definitive documentation for the Announced Transactions on January 25, 2024, resulting in funding commitments totalling $35.5 million, the elimination of $52.3 million of debt and the reduction of approximately $19.9 million in cash outflow in 2024, including cash interest savings under the 2026 Notes and the two secured convertible promissory notes originally issued to Osprey Investments in June and July 2023 in the aggregate original principal amount of $15.6 million and the use of debt service reserve funds for payment of certain obligations owed to Inter-American Investment Corporation (“IDB”) under its $50.0 million loan facility dated as of November 20, 2020 (as amended, the “IDB Facility”), as well as certain other deferrals and fee reductions agreed by IDB. Further to the foregoing and unless otherwise noted below, the Company is expecting to complete the following transactions on January 26, 2023 (the “Closing”):

●	Following completion of a consent solicitation process completed on January 12, 2024 (the “Consent Solicitation”), holders of more than 50% of the 2026 Notes have agreed to amend the 2026 Notes via a supplemental indenture executed by the Trustee on January 25, 2024;

●	The Note Restructuring involving 82.1% of the 2026 Notes (excluding the Kibbutz Notes), representing an aggregate principal amount of $109.0 million, and in connection therewith, will issue 2029 Notes in an aggregate principal amount of $65.4 million;

●	It will exchange a further $14.7 principal amount of 2026 Notes (the “Kibbutz Notes”), formerly held by Kibbutz Holding S.a.r.l., a related party of the Company which is controlled by Rafael Museri and Daniel Rudasevski, directors of the Company and its Chief Executive Officer and Chief Growth Officer, respectively, into ordinary shares of the Company as well as a new 6.0% convertible secured note due 2029, issued in the principal amount of $10.0 million (the “New Osprey Note”), all of which are held by Osprey;

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●	The two secured convertible promissory notes issued to Osprey by a subsidiary of the Company, as the borrower, in June 2023 (in the original principal amount of $11.1 million, the “June Note”) and July 2023 (in the original principal amount of $4.4 million, the “July Note”), have been amended and the lender’s interest is now held by Osprey;

●	Osprey will convert $4.0 million of the July Note into ordinary shares of the Company;

●	A gross amount of $20.0 million will be funded to the Company on or about January 26, 2024 by Osprey pursuant to subscription agreements between the Company and Osprey, with an additional $8.0 million committed to be funded in phased payments following the Shareholder Approval;

●	A subsidiary of the Company has entered into a sale and purchase agreement (“SPA”) and securityholders’ agreement (“SHA”) with GAH Education Holding Limited regarding the Company’s investment in FutureLearn Limited, a company that owns and operates a British digital education platform that provides online courses, microcredentials and other degrees (“FutureLearn”), and the Company has invested $3.3 million of the Osprey investment proceeds into the FutureLearn business, with up to $0.7 million in further investments to be made by the Company;

●	A gross amount of $5.0 million will be funded to the Company by third party investors pursuant to subscription agreements between the Company and such investors, as part of the Incremental Fundraise, and to date the Company has entered into subscription agreements with investors for a further $2.5 million of the Incremental Fundraise, including $0.5 million from Messrs. Museri and Rudasevski and other employees, with such investments to be funded upon and subject to the Company obtaining Shareholder Approval;

●	The Company has entered into co-marketing arrangements with Osprey whereby the Company will grant to Osprey up to 1.5 billion Luna loyalty tokens over a period of three years for the use of accommodation and services at Selina branded hotels at discounted rates and provide other benefits to Osprey in exchange for Osprey promoting the Selina branded hotels and services to its employees, students and other parties within the network of universities operated by its affiliates;

●	The Company’s subsidiaries, Selina Global Services Spain S.L. and Selina Operation One (1) S.A. (“SOP1”), the primary obligors under the IDB Facility have entered into amendment and waiver agreements relating to certain terms of the IDB Facility, including the deferral of various payments, that are anticipated to result in a reduction of cash outflow in 2024 of approximately $11.8 million (including the early release of funds held in a debt service reserve account established for IDB);

●	Certain provisions of the employment contracts of Messrs. Museri and Rudasavski, not including their compensation arrangements, have been varied as described in more detail below; and

●	In connection with the Closing, the Company has paid or agreed to pay approximately $7.0 million in legal, advisor and trustee fees, including certain costs incurred by the Steering Committee, Osprey and Osprey Investments, and Kibbutz Holding S.a.r.l., a related party of the Company (“Kibbutz”) that has provided guarantees to Osprey and received warrants from the Company in respect of the Original Osprey Investment Arrangements.

The foregoing transactions (the “Transactions”) are summarized further below. These summaries and the content of this Current Report update in their entirety the summaries of the proposed Transactions furnished in the Announcements.

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Summary of the Note Restructuring and the Consent Solicitation

Note Restructuring

As part of the Note Restructuring, the Company and the participating holders of the 2026 Notes entered into Exchange Agreements under which the participating noteholders have been or will be issued, for each $1,000.00 principal amount of 2026 Notes exchanged, (i) warrants to purchase 2,409 ordinary shares of the Company at an exercise price equal to the nominal value per ordinary share (currently $0.005064 rounded to six decimal places), subject to Shareholder Approval and adjustment as set out in the warrant agreement, and (ii) $600.00 principal amount of 2029 Notes. Excluding the Kibbutz Notes, the Company will be required to issue an aggregate of (a) warrants which, subject to Shareholder Approval, would be exercisable for a maximum of 262,674,790 ordinary shares of the Company, and (b) 2029 Notes in an aggregate principal amount of $65,412,000. A portion of the indebtedness evidenced by the 2026 Notes to be exchanged for 2029 Notes will, as part of the Exchange Agreements, be credited against the exercise price of the warrants on a pre-paid basis.

The 2029 Notes will be constituted pursuant to the terms of an indenture entered into between the Company and Wilmington Savings Fund Society and dated January 25, 2024 (the “2029 Notes Indenture”). The terms and conditions of the 2029 Notes are similar to those of the 2026 Notes, as summarized in the Company’s 2022 annual report on Form 20-F filed on April 28, 2023 (https://www.sec.gov/Archives/edgar/data/1909417/000190941723000006/slna-20221231.htm), except that the 2029 Notes are senior secured notes without a conversion feature, benefit from a guarantee of the Company’s subsidiary that is holding certain of the Company’s intellectual property relating to the Selina brand (the “Selina IP”), Selina Nomad Limited, and have certain other modified terms as explained further below:

(i)	The 2029 Notes have a principal amount equivalent to 60% of the principal amount of the participating 2026 Notes, have a maturity date of November 1, 2029, and bear interest at a rate of 6% per annum, which interest will accrue and be payable in kind (“PIK interest”) through maturity. A one-time initial PIK interest payment of $4,796,880 will accrue upon Closing.

(ii)	The Company’s accrued and unpaid interest under the 2026 Notes as well as its obligation to pay PIK interest under the 2029 Notes is secured by a first rank charge in favour of the holders of the 2029 Notes over the Selina IP, which charge is pari passu with the charge over such collateral that was granted to Osprey pursuant to the Original Osprey Investment Arrangements. In addition, the Company’s obligation to repay the principal amount of the 2029 Notes is secured by a second ranking charge over the Selina IP.

(iii)	The 2029 Notes include customary debt covenants and a negative pledge that, among other things, limit the amount of new indebtedness that can be taken on by the Company and secured by a first ranking security interest over the Selina IP to four times the earnings before interest, taxes and depreciation achieved by the Company over the trailing 12-month period prior to the incurrence of the new indebtedness.

(iv)	The obligations of the Company under the 2026 Notes to complete a $60.0 million qualifying equity issuance by either 27 October 2024 or 27 October 2025 and, together with the Company’s subsidiaries, to maintain $15.0 million in unrestricted cash until February 27, 2024 have been removed.

(v)	The 2029 Notes are subject to a new intercreditor agreement that includes a market-based waterfall provision, which has been agreed between Osprey and the participating noteholders, governing the distribution of cash proceeds from the sale of assets by the Company.

(vi)	For the first 24 months of the term of the 2029 Notes Indenture, a breach of certain covenants, including the debt covenants and negative pledge provisions, will not constitute an Event of Default (as defined therein) unless such breach (i) has a material adverse effect on (a) the Company and its subsidiaries, taken as a whole, or (b) the ability of the Company or any Guarantor (as defined therein) to perform their obligations under the relevant loan documents, or (c) enforceability or ranking of any lien on the collateral; (ii) arises from the Company or any subsidiary repudiating any of the relevant loan documents; or (iii) is continuing at the end of the 24-month period.

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The Company has the right to redeem the 2029 Notes at any time by paying the principal and all accrued interest plus a premium equal to the greater of (i) 1% of the principal amount of the 2029 Notes, and (ii) the excess of (a) the present value at such redemption date of all required interest payments through maturity (computed using a discount rate equal to the applicable treasury rate at such redemption date plus 50 basis points) over (b) the outstanding principal amount of the 2029 Notes.

The Company will be required by the 2029 Notes Indenture to furnish to the holders of the 2029 Notes the following financial and other information within the timeframes set out below:

(i)	audited financial statements of the Company and its consolidated entities within 120 days after the end of the relevant financial year;
(ii)	unaudited half yearly financial statements of the Company and its consolidated entities within 90 days after the end of the relevant six months;
(iii)	unaudited quarterly management reports of the Company within 90 days after the end of the Company’s first and third fiscal quarters; and
(iv)	a compliance certificate regarding the Company’s compliance with the terms of the 2029 Notes signed by an officer of the Company, delivered within 120 days after the end of the relevant financial year.

The Company and its subsidiaries will not be permitted under the terms of the 2029 Notes Indenture to incur indebtedness except for the following categories of permitted indebtedness:

(i)	debt under the 2029 Notes;
(ii)	existing debt;
(iii)	debt to a subsidiary provided that debt is subordinated to the 2029 Notes;
(iv)	debt of a subsidiary incurred in the ordinary course of business provided such debt is not secured by and is non-recourse to the collateral which secures the 2029 Notes;
(v)	contingent liabilities under surety bonds;
(vi)	hedging obligations not incurred for speculative purposes;
(vii)	guarantees of debt incurred by a subsidiary to finance the costs of opening, acquiring, converting, improving or renovating properties to be leased by the Company or a subsidiary;
(viii)	debt arising from indemnification, earn-out, deferred purchase price or similar agreements;
(ix)	contingent liabilities arising out of the endorsement of cheques;
(x)	debt incurred in the ordinary course in connection with treasury management arrangements such as deposit accounts, overdraft facilities, credit cards and other similar credit facilities;
(xi)	debt owed to insurance providers that has a term of 12 months or less;
(xii)	debt incurred in connection with letters of credit, bank guarantees and similar instruments;
(xiii)	debt in connection with customer deposits and advance payments received in the ordinary course of business;
(xiv)	subordinated debt;
(xv)	new debt secured by a first priority lien over the collateral ranking equally with the 2029 Notes provided that when the new debt is incurred, the Company’s indebtedness to EBITDA ratio for the trailing 12 months is 4 to 1 or less;
(xvi)	debt incurred to finance an acquisition or of a business that is acquired by or merged into the Company or a subsidiary;
(xvii)	debt to any employee or director to finance the purchase of capital stock or debt representing deferred compensation or similar obligations to employees, subject to existing liabilities and an overall cap of $5,000,000;
(xviii)	debt in connection with performance bonds and similar instruments; and
(xix)	certain refinancing indebtedness as specified in the 2029 Notes Indenture.

In addition, the Company will be subject to certain restrictions on the creation of encumbrances over the assets of the Company and its subsidiaries, restrictions on mergers and the sale of all or substantially all of the Company’s assets, the sale of the collateral that secures the 2029 Notes as well as certain customary events of default.

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As noted above, the Exchange Agreements include an undertaking from the participating holders of the 2026 Notes, have agreed to support the Shareholder Approval as well as the potential de-listing of the ordinary shares of the Company from the Nasdaq Global Market and the deregistration as an SEC-reporting company, subject to applicable conditions, should the requisite majority of shareholders elect to proceed with some form of take-private transaction in the future.

Upon Closing, the participating holders of 2026 Notes, the Company and certain of its subsidiary companies, Osprey and Osprey Investments, among others, entered into a release agreement under which the parties released each other from claims arising from the negotiation, execution and implementation of the Transactions, except for certain excepted matters as specified in the release agreement.

Consent Solicitation

A supplemental indenture to the 2026 Notes was entered into on January 25, 2024. Pursuant to that supplemental indenture, certain covenants under the 2026 Notes have been removed, including the Company’s requirement to complete a $60.0 million qualifying equity issuance by either 27 October 2024 or 27 October 2025 and, together with the Company’s subsidiaries, to maintain $15.0 million in unrestricted cash until February 27, 2024.

After the Note Restructuring and exchange of the Kibbutz Notes, 2026 Notes in the aggregate principal amount of $23,780,000 remain outstanding.

New Osprey Investment Arrangements

New Subscriptions

In connection with the New Osprey Investment Arrangements, on January 25, 2024 Osprey and the Company entered into two subscription agreements providing for the committed purchase by Osprey of $16.0 million of ordinary shares of the Company at a price of $0.20 per share (the “$16m Subscription”) and a further committed purchase of $12.0 million of ordinary shares of the Company at a price of $0.20 per share (the “$12m Subscription”). Completion of the $16m Subscription is expected to occur on January 26, 2024 and in connection therewith 80,000,000 new ordinary shares of the Company were subscribed for and issued to Osprey. In addition, pursuant to the $16m Subscription, Osprey has subscribed for and been issued new private warrants to subscribe for 380,677,338 ordinary shares in the Company, at an exercise price equal to the nominal value per ordinary share and subject to adjustment as set out in the warrant agreement.

In respect of the $12.0m Subscription, $4.0 million of new ordinary shares have been subscribed for and are expected to be issued to Osprey as of January 26, 2024. The remaining $8.0 million subscription amount is payable by Osprey in future monthly instalments, subject to and following the Company receiving Shareholder Approval so as to enable the Company to issue a sufficient amount of ordinary shares to fulfil that subscription. The $12.0m Subscription requires the Company, through a subsidiary, Selina Ventures Holdings Ltd (“Selina Ventures”), to invest $4.0 million into FutureLearn, with $3.3 million paid upon closing of the $12.0m Subscription and the remainder due in two subsequent equal payments in accordance with the terms of the $12.0 Subscription. After the full $4.0 million investment in FutureLearn, the Company will hold an approximate 6.2% interest, which will be governed by the SHA. Under the SHA, Selina Ventures will have the benefit of limited protections regarding its shareholding in FutureLearn and the conduct of the FutureLearn business, which the Company considers customary for a minority shareholding of this nature. The net proceeds from the $12.0m Subscription, after the Company’s required investments in FutureLearn, are to be utilized by the Company for sales and marketing purposes and commercial costs to be agreed with Osprey.

In addition to the aggregate $28.0 million in investment by Osprey pursuant to the $12m Subscription and the $16m Subscription, the Company intends to try to raise an additional $12.5 million of investment, at a price of $0.073 per ordinary share, pursuant to the Incremental Fundraise. Subscriptions for the remaining portion of the Incremental Fundraise must be executed within 15 days following Closing. Osprey also has been granted the right, exercisable in its discretion during a period of 12 months following the Closing, to purchase a further $20.0 million of ordinary shares of the Company at a price of $0.10 per share. Participating holders of the 2026 Notes will have the right to participate in such investment, pro-rata to their shareholdings and on a pari passu basis, so long as they remain shareholders of the Company. There are no assurances that the Incremental Fundraise will be completed or that such optional investment will be made by Osprey and/or the participating holders of the 2026 Notes.

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Partial conversion of existing Osprey convertible notes

As part of the Original Osprey Investment Arrangements, Osprey Investments provided an aggregate of $14.0 million of funding to the Company pursuant to the June Note and July Note, which notes were issued in the original principal amount of $15.6 million after taking into account an original issue discount of 10.0%. Osprey Investments had the right to convert $4.0 million (the “Converted Principal”) of the indebtedness owing under the July Note into ordinary shares of the Company and Osprey Investments exercised such right at Closing and designated Osprey as the recipient of the shares. Accordingly, Osprey has been issued, 20,000,000 new ordinary shares of the Company at a subscription price of $0.20 per share as well as warrants to acquire 1,481,482 ordinary shares of the Company at an exercise price equal to the nominal value per share.

As a result of the conversion of the Converted Principal, $0.4 million of the July Note remains outstanding, together with the $11.1 million principal amount of the June Note. The June Note and July Note are described in more detail in the Reports on form 6-K issued by the Company on June 27, 2023 (https://www.sec.gov/Archives/edgar/data/1909417/000149315223022569/form6-k.htm) and August 1, 2023 (https://www.sec.gov/Archives/edgar/data/1909417/000149315223026265/form6-k.htm), respectively.

The terms of the June Note and July Note (together, the “Existing Osprey Notes”), in the aggregate principal amount of $11.6 million following conversion of the Converted Principal, also have been amended, as of January 25, 2024, as follows:

(i)	The maturity date of each of the Existing Osprey Notes has been extended to November 1, 2029.
(ii)	The interest payable under the Existing Osprey Notes, which has been accruing to date at a rate of 12% per annum, will now accrue and be payable in kind through maturity.
(iii)	Osprey’s existing put option under each of the Existing Osprey Notes, pursuant to which Osprey had the right to require the borrower to repay each of the Existing Osprey Notes after the third anniversary of each note has been removed.
(iv)	The one-year restriction on Osprey’s right to convert the remaining indebtedness under Existing Osprey Notes into equity has been removed.
(v)	The conversion pricing in respect of each of the Existing Osprey Notes has been reduced to $0.10 per ordinary share, subject to receipt of Shareholder Approval necessary to issue such ordinary shares.

Exchange of the Kibbutz Notes and Assignment of related Warrants

In connection with the Transactions, Kibbutz entered into an exchange agreement with the Company and Osprey, whereby $4.7 million of the Kibbutz Notes have been exchanged for 23,500,000 ordinary shares of the Company, at a conversion price of $0.20 per share, with the remainder of the Kibbutz Notes being exchanged for the New Osprey Note that was issued on substantially similar terms as the 2029 Notes, save that the New Osprey Note is secured by a first ranking charge over the Selina IP, guaranteed by the same guarantors as under the Existing Osprey Notes and may be converted into ordinary shares of the Company, subject to receipt of Shareholder Approval, at a price of $0.10 per share (which conversion right is not available under the 2029 Notes). As part of the exchange of the Kibbutz Notes, the 426,044 warrants issued to Kibbutz as part of its investment in the 2026 Notes also have been assigned to Osprey.

Warrants

As part of Osprey Investments exercising its right to convert the Converted Principal of the July Note into ordinary shares of the Company as described above, in addition to receiving the 20,000,000 new ordinary shares of the Company, Osprey received warrants to acquire 1,481,482 ordinary shares of the Company at an exercise price equal to the nominal value per share and it is intended that these warrants will be exercised shortly after the Closing.

The 10,370,103 warrants issued to Osprey Investments as part of the Original Osprey Investment Arrangements have been amended to reduce the exercise price equal to the nominal value per share and remove the one-year lock-up period applicable to such warrants. It is expected that Osprey Investments will exercise those warrants shortly after the Closing.

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The Company also has issued to Osprey new warrants, with an exercise price equal to the nominal value per share, that entitle Osprey to acquire 380,677,338 additional ordinary shares of the Company, subject to Shareholder Approval. It is expected that these warrants will be exercised by Osprey upon receipt of the Shareholder Approval.

As part of the Transactions, the exercise price of 2,450,000 warrants held by Kibbutz or to which Kibbutz is entitled in connection with the Original Osprey Investment Arrangements has been repriced to the nominal value per share, similar to other warrants held by investors that have invested new money in 2023 and in connection with the Original Osprey Investment Arrangements (the “Kibbutz Warrant Re-Pricing”). The Kibbutz Warrant Re-Pricing is a related party transaction for which further details have been provided below.

In addition, the $11.50 per share exercise price of the 3,848,885 warrants currently held by holders of the 2026 Notes will be reduced to the nominal value per share following Closing.

Finally, the Board of Directors of the Company has approved the implementation of a warrant exchange whereby the 7,666,566 public warrants currently held by shareholders of the Company and the 6,575,000 private placement warrants currently held by Bet on America LLC, the former sponsor of Boa Acquisition Corp., the special purpose acquisition company that merged with and into a subsidiary of the Company as part of the business combination that closed on October 27, 2022, may be exchanged for equity in the Company at a rate of one ordinary share per four warrants exchanged (the “Warrant Exchange”). The timing of the Warrant Exchange has not yet been determined.

Osprey and the Company also have entered into a fee letter relating to approximately $2.0 million in fees for underwriting, commercial and other services rendered to the Company by Osprey or its affiliates prior to Closing. The Company has the right to set-off amounts payable by it under such fee letter against the exercise price payable by Osprey to the Company in connection with the future exercise of the warrants issued to Osprey.

New money investors

The Company has agreed that certain existing shareholders that had invested in the Company as part of the Original Osprey Investment Arrangements or otherwise since January 1, 2023 (“New Money Investors”) are entitled to receive additional ordinary shares of the Company to take into account the dilutive impact of the Transactions. To the extent that such New Money Investors elect to participate, the exercise price of any warrants that the New Money Investors hold (which totals 2,048,371 as at the date hereof) will be reduced to the nominal value per share such that their investment cost, on a per share basis, is expected to be equivalent to the effective cost of Osprey’s investment, on a per share basis, following the Transactions.

Board Observer and Independent Director Nomination Rights

The Company entered into an investors’ rights agreement with Osprey on January 25, 2024 (the “Osprey Investor Rights Agreement”), pursuant to which Osprey has the ability to designate by notice in writing to the Company individuals who will comprise the majority of the Company’s Board of Directors (the “Board”), as well as the chair of the Company and at least a majority of the members of each of the Company’s compensation committee, finance committee and nominating and corporate governance committee, subject to the observance of certain ongoing governance requirements. The Osprey Investor Rights Agreement contains customary provisions regarding the procedure for nominating such individuals, including the right of the Company to conduct background and other eligibility checks, and provides for the Company’s indemnification of those directors in the ordinary course.

In addition, the Company has agreed that during the period beginning on the issue date of the 2029 Notes and while at least 25% of the aggregate principal amount of the 2029 Notes remains outstanding (the “Nominating Board Observer Period”), the holders of the 2029 Notes who together hold not less than 51% of the then outstanding total principal amount of the 2029 Notes will have the right to designate by notice in writing to the Company two individuals, and a replacement for any such individual, if applicable, each of whom shall act as an observer (and not as a director) of the Company’s Board (the “Board Observers”).

Each Board Observer shall be entitled to attend, but not participate in, the meetings of the Company’s Board (and its committees) at which business may be conducted, without voting rights or other authority to act on behalf of the Company, and to receive all material provided to the Company’s Board (and its committees) in respect of any such meeting at the same time and in the same manner as the directors of the Company, subject to the Board Observers executing customary confidentiality agreements. However, the Board Observers shall not have the right to attend any “executive sessions” convened by the chair of the Board and the Company reserves the right to exclude such Board Observers from access to any materials or meetings (or any portion thereof) if the chair determines in good faith, with the concurrence of the Independent Director or upon the advice of counsel, that such exclusion is reasonably necessary to preserve the attorney-client privilege or relates to a matter for which a Board Observer has a conflict of interest.

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The Company also has agreed in the 2029 Notes Indenture that from and after the date of the 2029 Notes Indenture and until the end of the Nominating Board Observer Period, the Company shall cause at least one individual, selected by a majority of the holders of the 2029 Notes, or a list provided by such parties, to be appointed as an independent director to the Company’s Board (the “Independent Director”). The initial Independent Director shall be Shelly Hod Moyal, subject to the completion of director appointment formalities, or to the extent she is unable to be appointed, the Company shall appoint an Independent Director from the list provided by a majority of the 2029 Notes as a replacement appointee. The Independent Director will have the right to serve on all committees of the Board and will be entitled to reasonable and customary compensation and indemnification arrangements at the expense of the Company. If any Independent Director resigns, is removed or is unable to continue service for any reason, the Company will be required to cause the appointment of a replacement Independent Director (such person to qualify as an “independent director” pursuant to Nasdaq Rule 5605(a)(2) and other relevant governance requirements as in effect when the 2029 Notes Indenture was issued).

Other Commercial Arrangements and Changes to Employment Contracts

In connection with the Closing, a subsidiary of the Company, Selina Loyalty Management Limited, and Osprey have entered into a commercial agreement pursuant to which the Company and its affiliates have agreed to provide to Osprey and its affiliates, and their employees as well as students and alumni of universities operated by Osprey’s affiliates, certain services and benefits, including up to 1.5 billion loyalty tokens, discounts on accommodation and certain food and beverage services and access to experiences and content provided at Selina branded hotels, in exchange for Osprey’s affiliates providing certain marketing and promotional services in respect of the Company and the Selina branded hotels operated by the Company and its subsidiaries. The term of the agreement is to run for three years from the Closing and the estimated cost to the Company over the term is approximately $2.4 million.

In addition, the employment agreements between the Company and Rafael Museri and Daniel Rudasevski, directors of the Company and its Chief Executive Officer and Chief Growth Officer, respectively, attached as Exhibits 10.22 and 10.23 to the Registration Statement on Form F-4/A filed with the U.S. Securities and Exchange Commission on September 30, 2022, have been amended to, among other things, clarify that the primary work location of each executive is in Tel Aviv, Israel and limit the reason each executive may resign for “Good Reason” to a material reduction in the base salary of each executive.

Amendments and Waivers relating to the IDB Facility

The parties to the IDB Facility entered into amendment and waiver agreements, dated as of January 19, 2024, but effective upon the Closing, relating to certain terms and conditions of the IDB Facility. These are summarized below.

(i)	The debt service reserve account (“DSRA”) that had been established in connection with the IDB Facility, which has a balance of approximately $6.1 million, will be used to pay (i) $4.4 million in principal payments due for 2024 (which amount will be prepaid shortly following Closing in one payment, without any prepayment penalty or fee), with principal payments from January 2025 onwards to be paid normally as scheduled, and (ii) approximately $1.5 million in interest, representing 50% of ordinary interest payments due through June 2024, with the remainder of interest payments to be paid using non-DSRA funds as normal. The obligors will be required to replenish the DSRA, starting in the first quarter of 2026, to a level consisting of three months of debt service payments ahead (including principal and base interest).

(ii)	Additional interest payments due under the IDB Facility, currently 2.75% of earnings before interest, taxes, depreciation and amortisation (“EBITDA”) of the SOP1 subgroup of companies, comprising the Company’s Latin American operations, will be payable once each year, in May, compared to twice a year, with the next payment to occur in May 2025. The calculation of additional interest will, retroactive to January 2023, be based on EBITDA less rent costs for the relevant period rather than EBITDA before rent.

(iii)	Under the IDB Facility, there is an accrued exit fee of $2.2 million, which arose from the listing of the Company’s shares in October 2022 and currently is due and payable. IDB have agreed to defer the payment of that fee such that 50% of it will be due in June 2026 and 50% in June 2027. At the option of the Company and so long as the Company remains listed on the Nasdaq Global Market, that exit fee may be converted into ordinary shares of the Company at such time at the then current market price, with the amount converted limited to the average daily value of the Company’s ordinary shares traded over the 10 trading days prior to the equitization of the fee, subject to the Company having obtained shareholder approval for the issuance of such shares. If the IDB Facility is fully repaid within 24 months from the Closing, then IDB has agreed that no exit fee will be payable.

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(iv)	IDB have agreed that the Transactions will not give rise to a further exit fee or mandatory prepayment event, and they have agreed to waive any mandatory or voluntary prepayment fees that would have resulted from the Transactions or in connection with any prepayments made before the end of 2024. In addition, any prepayment fees that otherwise may be payable in connection with a voluntary or mandatory prepayment event in the future will be limited to a maximum of $1.0 million.

(v)	Finally, Osprey has been included as a permitted controlling party of the Company, subject to clearing IDB’s standard “know your customer” assessments.

Pro-Forma Capital Structure

The following table shows the indicative pro-forma capital structure of the Company at Closing, following the Shareholder Approval for the issuance of additional ordinary shares required to complete the Transactions and after incremental optional investments of $40.0 million that may be made as part of the New Osprey Investment Arrangements.

	Osprey	New Money Investors	Participating noteholders	Existing shareholders
Interest at Closing
Number of shares held	155,777,897	9,547,795	3,848,885A	208,422,124B
% interest	41.3%	2.5%	1.0%	55.2%
Interest after Shareholder ApprovalC
Number of shares held	792,010,785D	56,504,147	308,550,884E	402,535,471F
% interest	50.8%	3.6%	19.8%	25.8%
Interest after incremental investmentsG
Number of shares held	935,939,255	56,504,147	364,622,415	402,535,471
% interest	53.2%	3.2%	20.7%	22.9%

Note: Figures may change depending on certain factors, such as the completion of the Warrant Exchange.

A. Includes 3,848,885 ordinary shares assuming the exercise of warrants currently held by the noteholders at a reduced exercise price equal to the nominal value per share.

B. Calculated on a fully diluted basis, including 106,294,735 ordinary shares that are issued and outstanding (excluding shares which are held by or subscribed for by New Money Investors), 69,178,081 ordinary shares issued to certain existing and new investors at Closing, as part of the Incremental Fundraise, 18,707,742 unvested equity awards and headroom under the Company’s existing equity incentive plans plus the 14,241,566 outstanding public and private warrants that currently have an exercise price of $11.50 per share, which exercise price currently is approved to be reduced to the nominal value per share.

C. Takes into account the impact of the $7.5 million raised prior to Closing as part of the Incremental Fundraise.

D. Assumes Osprey exercises all of its warrants and converts into equity the remaining $11.5 million principal amount of the June Note and July Note as well as the $10.0 million principal amount of the New Osprey Note, with the accrued, but unpaid interest due under each note to be paid in cash.

E. Assumes participation by 100% of holders of the 2026 Notes, excluding the Kibbutz Notes.

F. Assumes that the Warrant Exchange has been completed.

G. Assumes the maximum amount of $40.0 million in incremental investments contemplated as part of the Transactions are made, including the remaining $12.5 million from investors as part of the Incremental Fundraise and $20.0 million by Osprey and participating noteholders as part of the optional investment that Osprey has the right to make beyond its $28.0 million in committed investment, with Osprey funding approximately 72.3% of the optional $20.0 million investment and the participating noteholders funding approximately 27.7% of that investment.

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In addition, the parties have permitted the Company to establish a new management equity incentive pool of up to 15% of the fully diluted share capital of the Company, and the issuance of ordinary shares under that share scheme would be dilutive to all shareholders on a proportionate basis.

Following the implementation of the Transactions that are subject to Shareholder Approval, including the exercise of warrants by Osprey and assuming conversion of the remainder of the Existing Osprey Notes and the New Osprey Note, Osprey would obtain a controlling interest in the Company, before taking into account any dilution pursuant to the potential incremental equity investment of up to $40.0 million in the Company and the impact of any management incentive plan which may be put in place.

Related Party Transactions

Since Rafael Museri and Daniel Rudasevski are directors of Kibbutz and each holds a 32.3% interest in Kibbutz, Kibbutz is considered a related party of the Company. As such, the exchange of the Kibbutz Notes and the Kibbutz Warrant Re-Pricing are related party transactions and, accordingly, Messrs. Museri and Rudasevski did not participate in the decisions relating to the Transactions in general, which Transactions were approved by the independent directors of the Company in accordance with the Company’s related party transactions policy. In addition, the Company has agreed to reimburse Kibbutz for the legal and consultancy costs incurred by Kibbutz, up to an aggregate amount of $85,000, in connection with the Transactions, similar to reimbursements agreed in respect of the advisors to the Steering Committee and Osprey.

Further to the foregoing, each of Mr. Museri and Mr. Rudasevski has signed subscription agreements for the purchase of 2,054,794 ordinary shares of the Company for a subscription amount of $150,000 (a purchase price of $0.073 per ordinary share). Those subscription agreements may be terminated by Messrs. Museri and Rudasevski in the event additional subscriptions from third party investors are entered into to replace such subscriptions prior to Shareholder Approval.

Miscellaneous Matters

Unless otherwise stated, all dollar amounts stated herein refer to United States dollars.

Certain statements regarding the Note Restructuring and New Osprey Investment Arrangements represent forward-looking statements. See the “Forward-Looking Information” section below for further details.

The information furnished in this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liability of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Forward-Looking Information

This Report on Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. In particular, such forward-looking statements include those pertaining to our beliefs about our ability to obtain additional funding and/or future shareholder approvals required to complete the various transactions set out herein. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; volatility in the capital markets; our ability to execute on our plans to increase occupancy and margins; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associates with operating a significant portion of our business outside of the United States; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; possible delays in ESG and sustainability initiatives; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of a world health crisis; and other risks and uncertainties described under the heading “Risk Factors” contained in the Annual Report on Form 20-F for the fiscal year ended December 31, 2022 and subsequent filings with the Securities and Exchange Commission. In addition, there may be additional risks that the Company does not presently know, or that the Company currently believes are immaterial, which also could cause actual results to differ from those contained in the forward-looking statements. Nothing in this Report on Form 6-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.

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INDEX TO EXHIBITS

Exhibit No.	Description

99.1	The subscription agreement ($12 million) entered into between the Company and Osprey, dated January 25, 2024;

99.2	The subscription agreement ($16 million) entered into between the Company and Osprey, dated January 25, 2024;

99.3	The amendment to the Secured Convertible Promissory Note dated June 26, 2023 entered into between, amongst others, the Company and Osprey;

99.4	The amendment to the Secured Convertible Promissory Note dated July 31, 2023 entered into between, amongst others, the Company and Osprey;

99.5	The new Warrant Agreement dated January 25, 2024, entered into between, amongst others, the Company and Osprey;

99.6	The amendment to the Existing Warrant Agreement dated July 31, 2023 by entered into between the Company, Kibbutz and Osprey;

99.7	The Termination letter relating to the existing future funding agreement entered into between the Company, Selina Management UK Limited, Kibbutz and Osprey;

99.8	The Note Exchange Agreement dated January 25, 2024 relating to the 2026 convertible loan note entered into between the Company, Osprey and Kibbutz;

99.9	The Future Funding Letter dated January 25, 2024 in relation to future equity investments in the Company, among the Company, the consenting Noteholders and Osprey;

99.10	The 2029 secured convertible promissory note dated January 26, 2024 entered into between, amongst others, the Company and Osprey;

99.11	The supplemental indenture dated January 25, 2024 issued by the Company in connection with the 6% convertible notes due 2026;

99.12	The indenture dated January 25, 2024 issued by the Company in connection with the 6% senior secured notes due 2029;

99.13	The form of Note Exchange Agreement dated January 25, 2024 relating to the 2026 convertible notes entered into between, amongst others, the Company and each consenting Noteholder;

99.14	The intercreditor agreement dated January 25, 2024 entered into between, amongst others, the Company, Osprey Investments and Osprey;

99.15	The supplemental debenture dated January 25, 2024 entered into between Selina Brand Holdings Limited, Selina Nomad Limited and Aether Financial Services UK Limited;

99.16	The investor’s rights agreement dated January 25, 2024 entered into between the Company and Osprey;

99.17	The securityholders’ agreement dated January 25, 2024 entered into between FutureLearn Limited, GAH Education Holding Limited and Selina Ventures Holdings Ltd;

99.18	The sale and purchase agreement dated January 25, 2024 entered into between FutureLearn Limited and Selina Ventures Holdings Ltd;

99.19	The registration rights agreement dated January 25, 2024 entered into between the Company and Osprey;

99.20	The new Warrant Agreement dated January 25, 2024 entered into between the Company and each participating holder;

99.21	A form of the unrestricted global note to be entered into by the Company on January 26, 2024 in connection with the 6% senior secured notes due 2029; and

99.22	The debenture dated January 25, 2024 entered into between Selina North America Holdings Limited and Ludmilio Limited;

99.23	The amended and restated intercreditor agreement dated January 25, 2024 entered into between, amongst others, the Company and Ludmilio Limited;

99.24	The amended and restated share pledge agreement dated January 25, 2024 entered into between, Selina Operations US Corp. and Ludmilio Limited;

99.25	The amended and restated account pledge agreement dated January 25, 2024 entered into between, Selina Operations US Corp. and Ludmilio Limited;

99.26	The amended and restated account pledge agreement dated January 25, 2024 entered into between, Selina North America Holdings Limited. and Ludmilio Limited;

99.27	Form of subscription agreement for the subscriptions entered into between the Company and certain investors (for the funding of an aggregate of $5 million in equity subscriptions) on January 25, 2024; and

99.28	Form of subscription agreement for the subscriptions entered into between the Company and certain investors (for the funding of an aggregate of $2.525 million in equity subscriptions to be funded following receipt of shareholder approval) on January 25, 2024.

99.29	Release Agreement entered into between participating holders of 2026 Notes, the Company and certain of its subsidiary companies, Osprey Investments and Osprey, and certain administrative released parties (the Trustee, Aether Financial Services UK Limited and Pertnot Limited), dated January 25, 2024.

99.30	Fee letter relating to underwriting, commercial and other services rendered to the Company by Osprey or its affiliates, dated January 25, 2024.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: January 26, 2024	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary

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